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                               SCHEDULE 13E-3/A

                                 (Rule 13e-100)

                Transaction Statement Under Section 13(e) of the
           Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON DC 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                               (Amendment No. 2)


                           ENEX RESOURCES CORPORATION
                _______________________________________________
                              (Name of the Issuer)

                           ENEX RESOURCES CORPORATION
                            3TEC ENERGY CORPORATION
                          3NEX ACQUISITION CORPORATION
                                FLOYD C. WILSON
                                DAVID B. MILLER
                               D. MARTIN PHILLIPS
                                STEPHEN W. HEROD
                              GARY R. CHRISTOPHER
                _______________________________________________
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                _______________________________________________
                         (Title of Class of Securities)

                                   292744208
                _______________________________________________
                     (CUSIP Number of Class of Securities)

                                Floyd C. Wilson
                           Enex Resources Corporation
                                700 Milam Street
                                   Suite 1100
                              Houston, Texas 77002
                                 (713) 821-7100
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                                With Copies to:

                                David S. Elkouri
                         Hinkle Elkouri Law Firm L.L.C.
                                  301 N. Main
                                   Suite 2000
                           Wichita, Kansas 67202-4820
                                 (316) 267-2000
                _______________________________________________
 (Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
                                      and
           Communications on Behalf of the Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [_] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE

     Transaction Valuation*         Amount of Filing Fee*
     $3,758,902                     $751.78

* The transaction valuation was based upon the product of 268,493 shares of common stock (owned by stockholders other than 3TEC Energy Corporation ("3TEC")) of Enex Resources Corporation ("Enex") and the merger consideration of $14.00 per share. The payment of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid: $751.78

     (2)  Form, Schedule or Registration Statement No.: Preliminary Schedule 14C

     (3)  Filing Party: Enex Resources Corporation

     (4)  Date Filed:    November 2, 2001
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                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Enex Resources Corporation ("Enex" or the "Company"), a Delaware corporation, 3TEC Energy Corporation ("3TEC"), a Delaware corporation, 3NEX Acquisition Corporation ("3NEX"), a Delaware corporation and wholly owned subsidiary of 3TEC, Floyd C. Wilson, D. Martin Phillips, David B. Miller, Stephen W. Herod and Gary R. Christopher in connection with the Merger Agreement, dated October 25, 2001 (the "Merger Agreement") by and among the Company, 3TEC and 3NEX.

     The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement was adopted and the merger of 3NEX with and into Enex (the "Merger") pursuant to the terms of the Merger Agreement was approved by the stockholders of Enex at a special meeting of stockholders held on December 31, 2001 (the "Special Meeting") and that the Merger was consummated on December 31, 2001. Pursuant to the Merger Agreement, each outstanding share of common stock of Enex, par value $.05 per share (the "Common Stock"), other than shares of Common Stock held by 3TEC or held by stockholders who perfected their appraisal rights under Delaware law, has been converted into the right to receive $14.00 in cash, without interest, less any applicable withholding taxes. As a result of the Merger, Enex became a wholly owned subsidiary of 3TEC and the Common Stock is being delisted from the OTC Bulletin Board and deregistered with the Securities and Exchange Commission (the "SEC").

     The terms and conditions of the Merger Agreement are described in the Definitive Information Statement of Enex, dated December 10, 2001 (the "Information Statement") which was filed with the SEC on December 4, 2001. A copy of the Merger Agreement is attached as Exhibit "A" to the Information Statement.

ITEM 5    PAST CONTRACTS, TRANSACTIONS AND PLANS OR PROPOSALS.

     Regulation M-A Item 1005 is hereby amended by adding the following thereto:

          (b) At the Special Meeting, the stockholders of Enex voted to adopt the Merger Agreement and approve the Merger. The Merger Agreement was adopted and the Merger was approved by holders of Common Stock, in person or by proxy, representing 1,074,179 shares of Common Stock, which was approximately 80% in voting power of the shares of Common Stock outstanding on the record date for the Special Meeting. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on December 31, 2001. Holders of Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.

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ITEM 6    PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     Regulation M-A Item 1006 is hereby amended by adding the following thereto:

          (c) (1) The Merger was consummated on December 31, 2001.

ITEM 16.  EXHIBITS.

     (a) (1) Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001 is incorporated herein by reference.

     (c) (1) Fairness Opinion of Sanders Morris Harris dated October 1, 2001 (incorporated by reference to Exhibit "C" to the Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001).

     (d) (1) Merger Agreement dated October 25, 2001, among Enex, 3TEC and 3NEX (incorporated by reference to Exhibit "A" to the Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001).

     (f) (1) Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit "B" to the Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ Floyd C. Wilson
                                    --------------------------------------------
                                    Floyd C. Wilson, Enex Resources Corporation
                                    Chairman of the Board and Chief Executive
                                     Officer
                                    January 2, 2002

                                    /s/ Floyd C. Wilson
                                    --------------------------------------------
                                    Floyd C. Wilson, 3TEC Energy Corporation
                                    Chairman of the Board and Chief Executive
                                     Officer
                                    January 2, 2002


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                                    /s/ Floyd C. Wilson
                                    --------------------------------------------
                                    Floyd C. Wilson, 3NEX Acquisition
                                     Corporation President
                                    January 2, 2002

                                    /s/ Floyd C. Wilson
                                    --------------------------------------------
                                    Floyd C. Wilson, 3TEC Energy Corporation and
                                     Enex Resources Corporation Director
                                    January 2, 2002

                                    /s/ Stephen W. Herod
                                    --------------------------------------------
                                    Stephen W. Herod, 3TEC Energy Corporation
                                     and Enex Resources Corporation Director
                                    January 2, 2002

                                    /s/ Gary R. Christopher
                                    --------------------------------------------
                                    Gary R. Christopher, 3TEC Energy Corporation
                                     and Enex Resources Corporation Director
                                    January 2, 2002

                                    /s/ David B. Miller
                                    --------------------------------------------
                                    David B. Miller, 3TEC Energy Corporation
                                     and Enex Resources Corporation Director
                                    January 2, 2002

                                    /s/ D. Martin Phillips
                                    --------------------------------------------
                                    D. Martin Phillips, 3TEC Energy Corporation
                                     and Enex Resources Corporation Director
                                    January 2, 2002

                                 EXHIBIT INDEX

     (a) (1) Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001 is incorporated herein by reference.

     (c) (1) Fairness Opinion of Sanders Morris Harris dated October 1, 2001 (incorporated by reference to Exhibit "C" to the Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001).

     (d) (1) Merger Agreement dated October 25, 2001, among Enex, 3TEC and 3NEX (incorporated by reference to Exhibit "A" to the Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001).

     (f) (1) Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit "B" to the Definitive Information Statement on Schedule 14C filed with the SEC on December 4, 2001).

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